Exhibit 99.1

Abu Dhabi Commercial Bank PJSC (“ADCB” or the “Bank”) hereby invites its shareholders to subscribe for new shares (the “Invitation”), by way of a rights issue, as approved by the General Assembly of the Bank (the ”General Assembly”), the Central Bank of the United Arab Emirates (“UAE”) (the “Central Bank”) and the Securities and Commodities Authority (the “Authority” or “SCA”).

1.	Decision of the Share Capital Increase:

On 8 September 2025, the Board of Directors of the Bank (the “Board of Directors”) approved recommending to the General Assembly to approve the increase of the Bank’s issued share capital by up to AED 592,228,700 (five hundred and ninety-two million, two hundred and twenty-eight thousand, seven hundred Dirhams) by way of a rights issue (the “Rights Issue”).

The General Assembly in its meeting held on 13 October 2025 resolved to (1) increase the issued share capital of the Bank by up to AED 592,228,700 (five hundred and ninety-two million, two hundred and twenty-eight thousand, seven hundred Dirhams) by way of a Rights Issue by issuing up to 592,228,700 (five hundred and ninety-two million, two hundred and twenty-eight thousand, seven hundred) new ordinary shares (the “Share Capital Increase”), provided that the New Shares (as defined in paragraph 2 below) are offered to all existing shareholders of the Bank for subscription on a pro-rata basis; (2) approve granting the Board of Directors the full authority to take all actions required to implement and execute the Share Capital Increase pursuant to the provisions of Federal Decree-Law Number 32 of 2021 Concerning Commercial Companies as amended (“CCL”) and the regulations issued by the SCA; (3) approve granting the Board of Directors the full authority to accept the amount subscribed for without offering the remaining shares (if any) for public subscription; and (4) authorise the Board of Directors to determine the terms of the Rights Issue, the subscription period of the Rights Issue and the final number of shares to be issued and the new share capital of the Bank.

2.	Amount of the Share Capital Increase and Issue Price:

The Rights Issue will increase the issued share capital of the Bank by an amount up to AED 592,228,700 from AED 7,319,947,010 (seven billion three hundred and nineteen million, nine hundred and forty-seven thousand and ten dirhams) to up to AED 7,912,175,710 (seven billion nine hundred and twelve million, one hundred and seventy-five thousand, seven hundred and ten Dirhams), by creating and issuing up to 592,228,700 new ordinary shares (the “New Shares” and each a “New Share”). The New Shares will be issued at an issue price of AED 10.30 (ten Dirhams and thirty fils) per New Share (the “Issue Price”), reflecting the nominal value of AED 1.00 (one Dirham) per New Share and a share premium of AED 9.30 (nine Dirhams and thirty fils) per New Share. This represents a discount of 30 per cent. to the price of each of the Bank’s ordinary shares on the Abu Dhabi Securities Exchange (“ADX”) at the close of business on 4 September 2025.

3.	General Information on the Bank and the Rights Issue:

●	Bank Name: Abu Dhabi Commercial Bank PJSC.

●	Registration Number and Date with the Competent Authority: Trade License No. CN-1002016 issued on 29/11/2024.

●	Head office: Abu Dhabi, UAE.

●	Purpose of the Bank: The Bank is licensed to carry out commercial banking and incidental activities. The activities of the Bank are conducted in accordance with the provisions of its memorandum and articles of association (as may be amended from time to time).

●	Current Share Capital: AED 7,319,947,010.

●	Current Number of Shares: 7,319,947,010 ordinary shares.

●	Nominal Value of each Share: AED 1.00.

●	New Shares Offered: up to 592,228,700 New Shares.

●	Issue Price: New Shares will be issued at an issue price of AED 10.30 per New Share, reflecting the nominal value of AED 1.00 per New Share and a share premium of AED 9.30 per New Share.

●	Capital Increase: from AED 7,319,947,010 up to AED 7,912,175,710.

●	Percentage of the Capital Increase: The issued share capital of the Bank will be increased by up to 8.1%.

●	Purpose of the Capital Increase: The Bank intends to use the net proceeds from the Rights Issue to strengthen the capital ratios of the Bank, continue investing in the business and support the growth of the Bank’s lending activities.

●	Share Premium: The premium received shall be added to the Bank’s legal reserve even if it exceeds half of the Bank’s issued share capital.

●	Dividends: The New Shares will rank pari passu with the Bank’s existing shares including the right to receive all future dividends and other distributions declared, made or paid after the Eligibility Date (as defined in paragraph 4 below), including any dividends to be approved and paid in respect of ADCB’s financial year ending 31 December 2025.

●	Listing Venue: ADX.

●	Auditor: Deloitte & Touche (M.E.).

●	Lead Manager and Bookrunner: Abu Dhabi Commercial Bank PJSC.

●	Sole Receiving Bank: Abu Dhabi Commercial Bank PJSC.

4.	Subscription Conditions:

●	Right to Subscribe: The Rights Issue will be conducted through the issue of tradable securities (the “Rights” and each a “Right”), pursuant to the Resolution of the Authority’s Chairman of the Board No. 11/RM of 2016 on the Regulations for Issuing and Offering Shares of Public Joint Stock Companies (as amended), to registered shareholders of the Bank (the “Shareholders” and each a “Shareholder”) as at the close of business of the ADX on 7 November 2025 (the “Eligibility Date”) in the amount of 1 Right for every 12.360 ordinary shares of the Bank held on such date.

The number of Rights will be rounded down to the nearest whole number of Rights and Shareholders will not receive a Right in respect of the fraction of any Rights. Rights will be deposited into the clearing account or brokerage account of each Shareholder where his or her existing shares are held within one day of the Eligibility Date.

Shareholders who hold Rights to subscribe for New Shares but do not wish to exercise their Rights, may sell their Rights to other investors via brokers registered and licensed by the ADX.

Shareholders who do not exercise their Rights to subscribe for New Shares during the Subscription Period (as defined below) will have their percentage shareholding interest in the Bank diluted immediately without affecting the number of shares registered for any of them.

●	Trading in the Rights Issue: The ADX will coordinate with brokerage firms to add the balance of the Shareholders’ Rights in the amount of 1 Right for every 12.360 ordinary shares held on the Eligibility Date to their respective accounts maintained by the respective brokerage firms. This will allow Shareholders to trade their Rights, whether to sell some or all of their Rights or to buy additional Rights, within the below period (the “Rights Trading Period”):
●	First day of trading the Rights on ADX: 10 November 2025.
●	Last day of trading the Rights on ADX: 24 November 2025.

●	Subscription Period: Subscription for New Shares will take place within the below period (the “Subscription Period”). During the Subscription Period, the holders of Rights, which includes Shareholders and any persons who purchased Rights during the Rights Trading Period (the “Eligible Persons” and each an “Eligible Person”), will be allowed to exercise their Rights to subscribe for New Shares at the Issue Price:
●	Subscription Opening Date: 18 November 2025.
●	Subscription Closing Date: 4 December 2025.

●	Subscription for Additional New Shares: Eligible Persons may also apply for additional New Shares at the Issue Price (the “Additional New Shares”), which will be allocated in the event that any unsubscribed New Shares remain, either as a result of the consolidation of the unallocated fractional entitlements to New Shares or the failure by Eligible Persons to exercise their Rights in full to subscribe for New Shares.

Additional New Shares will be allocated, on a pro rata basis, to those Eligible Persons who subscribed for such Additional New Shares, based on the number of Additional New Shares requested by such Eligible Persons.

Allocation of New Shares and Additional New Shares (if any) shall comply with the Ownership Limitations (as defined below) and the allotment policy set out in paragraph 6 below.

●	Committed Subscriptions: Mubadala Investment Company, the largest shareholder in the Bank, has confirmed that it plans to exercise all of its Rights to subscribe in full for its proportional entitlement of New Shares pursuant to the Rights Issue, which is a testament to Mubadala’s support of the Bank’s future ambitions and strategic objectives.

●	Ownership limitations: All of the ordinary shares of the Bank are nominal shares and may be owned by any natural or corporate person or establishment provided that persons or other entities who are not nationals of the UAE may not hold more than the maximum percentage of shares permitted by the laws of the UAE to be held by such persons or other entities.

5.	How to Subscribe for New Shares:

●	Subscription Applications: Subscription applications are available at any of the branches of the Sole Receiving Bank listed in paragraph 12 below.

Each Eligible Person (or the representative of an Eligible Person) may submit a subscription application (i) in the case of a subscription application by a natural person, in his or her personal name (unless he or she is acting as a representative for an Eligible Person, in which case the subscription application will be submitted in the name of such Eligible Person) or (ii) in the case of a subscription application by a corporate entity, in its corporate name.

Eligible Persons (or the representative of an Eligible Person) must complete all of the relevant fields in the subscription application along with all required documents and submit it to the Sole Receiving Bank together with the subscription amount during the Subscription Period.

The completed subscription application should be clear and fully legible. If it is not, the Sole Receiving Bank shall refuse to accept the subscription application from the Eligible Person until the latter satisfies all the required information or documentation before the close of the subscription.

Subscription for New Shares would deem the Eligible Person to have accepted the terms of this Invitation and the articles of association of the Bank and complied with all the resolutions issued by the General Assembly. Any conditions added to the subscription application shall be deemed null and void. The subscription application should only be fully completed after reviewing this Invitation and the Bank’s articles of association. The subscription application then needs to be submitted to any of the Sole Receiving Bank’s participating branches mentioned under paragraph 12 or through electronic channels as provided below.

Once a subscription application is submitted during the Subscription Period to subscribe for New Shares, such application may not be withdrawn or cancelled.

Each Eligible Person or his or her representative shall affirm the accuracy of the information contained in the subscription application in the presence of the bank representative in front of whom the subscription application is made. Each subscription application shall be clearly signed or certified by the Eligible Person or his or her representative.

●	Electronic Subscription (E-subscription): The Sole Receiving Bank has its own online portal interface with the ADX eKtetab system. By submitting the electronic subscription application, the applicant submitting the subscription application is accepting the terms and conditions on behalf of the Eligible Person and is allowing the Sole Receiving Bank to pay the total subscription amount by debiting the amount from the respective bank account of the Eligible Person and transferring the same to the account in favour of “Abu Dhabi Commercial Bank PJSC - Rights Issue” held at the Sole Receiving Bank, as detailed in the subscription application.

The submission of an electronic subscription application will be deemed to be sufficient for the purposes of fulfilling the identification requirements and accordingly, the supporting documentation in relation to subscription applications set out elsewhere in this Invitation will not apply to electronic subscription applications under this section. Notification of the final allocation of New Shares and the refund of proceeds for unallocated New Shares (if any) and any profit thereon following the closing of the Subscription Period and prior to the listing of the shares shall be performed solely by, and processed through, the Sole Receiving Bank.

Subscription applications may also be received through the Central Bank Fund Transfer (“FTS”) mode. The applicant choosing the FTS method will be required to provide their valid NIN with ADX along with the value of New Shares and Additional New Shares they wish to subscribe for in the special instructions field.

●	E-subscription through ADCB (for ADCB Customers): To subscribe through the E-subscription of Abu Dhabi Commercial Bank PJSC, please follow the steps below:
Step # 1 visit adcb.com/rightsissue.
Step # 2 Complete login authentication using UAE Pass or alternative methods (Customer ID, Mobile Number and OTP).
Step # 3 Enter NIN.
Step # 4 Select Broker, Enter Subscription Amount, Select Account and Submit.

●	ADX ePortal Subscription (for non-ADCB Customers): Applying for New Shares and Additional New Shares through ADX ePortal subscriptions:
●	For Arabic - visit adx.ae/ar-AE/investors/ipo-subscription/overview.
●	For English - visit adx.ae/investors/ipo-subscription/overview.

Refer to the “ADX IPO ePortal Subscription Instructions” page and follow the instructions. Click on the IPO Subscription Link. If you have any queries about any of the above, please contact the ADX by telephone on 6005-239 (ADX)-23 or by email on ePortalOps@adx.ae.

The Sole Receiving Bank may reject subscription applications submitted by any applicant for any of the following reasons:

●	If the Eligible Person’s details are not found in the final share register of ADCB as at the Eligibility Date;

●	the subscription application form is not complete or is not correct with regard to the amount paid or submitted documents (and no offer participants, including ADCB, is liable if an Eligible Person does not receive an allotment of New Shares if the address of the Eligible Person is not filled in correctly);

●	the subscription amount is paid using a method that is not a permitted method of payment;

●	the subscription amount provided with the subscription application does not match the minimum required investment or the increments set for New Shares;

●	the completed subscription application form is not clear and fully legible;

●	the Manager’s Cheque (as defined below) is returned for any reason;

●	if the amount in the bank account mentioned in the subscription application form is insufficient to pay for the subscription amount mentioned in the subscription application form or the Sole Receiving Bank is unable to apply the amount towards the subscription whether due to signature mismatch or any other reasons;

●	if the shares are not listed under the investor number, are not made available to ADX or if the NIN or the shareholder number are incorrect.

●	if the subscription application is otherwise found not to be in accordance with the terms of this Invitation;

●	if the applicant is a natural person and is found to have submitted the subscription application other than in his or her personal name (unless he or she is acting as a representative for an Eligible Person);

●	an Eligible Person has not adhered to the rules applicable to the New Shares;

●	if it is otherwise necessary to reject the subscription application to ensure compliance with the provisions of the CCL, the Bank’s articles of association, this Invitation or the requirements of the SCA or the ADX; or

●	if for any reason the FTS/SWIFT/online/mobile subscription channels fail or the required information in the special fields is not enough to process the application.

The Sole Receiving Bank may reject the application for any of the reasons listed above at any time until allocation of the New Shares and has no obligation to inform the applicants before the notification of the allocation of New Shares to applicants.

●	Timing of Payment: The total subscription amount for the New Shares and any Additional New Shares subscribed for shall be paid upon submitting the subscription application.

●	Methods of Payment: The subscription application must be submitted by an Eligible Person (or the representative of an Eligible Person) to one of the Sole Receiving Bank participating branches listed in paragraph 12 below during the Subscription Period, together with payment in full for the amount of New Shares and Additional New Shares, an applicant wishes to subscribe for, which is to be paid in one of the following ways:
a)	Certified bank cheque (“Manager’s Cheque”) drawn from a bank licensed and operating in the UAE, in favour of “Abu Dhabi Commercial Bank PJSC - Rights Issue”;
b)	Debiting an Eligible Person’s account with the Sole Receiving Bank; or
c)	Electronic subscriptions (please refer to the sections on electronic subscriptions above).

●	Details of the Eligible Person’s bank account must be provided in the subscription application form even if the subscription amount will be paid by Manager’s Cheque. The subscription amount shall not be paid or accepted by the Sole Receiving Bank using any of the following methods:
●	in cash;
●	cheques (not certified); or
●	any other mode of payment other than those mentioned above.

●	Sole Receiving Bank: Subscription applications shall be received by the Sole Receiving Bank through any of its participating branches listed in paragraph 12 below.

●	Refunds: Refunds will be given to holders of Rights who did not receive the number of New Shares or Additional New Shares that they subscribed for. Refunds shall be made no later than five (5) business days from the date of allocation of the New Shares or Additional New Shares.

The amount to be refunded (i) shall be returned to the relevant Eligible Person’s bank account with the Sole Receiving Bank or (ii) if payment of the subscription amount was made by Manager’s Cheque, by sending a cheque to the relevant Eligible Person at the address stated in the subscription application or (iii) if payment was made via FTS/UAE PGS mode, it shall be returned to the relevant Eligible Person via FTS mode.

6.	Allotment Policy:

Subject to the Ownership Limitations and the Bank’s articles of association, the allotment of the New Shares and Additional New Shares will be as stated, and in the same order of priority, below:
●	First, to Eligible Persons who subscribe for New Shares in an amount equal to the number of New Shares for which they have applied, to the extent that such number is equal to or less than the number of Rights they respectively hold at the end of the Rights Trading Period.
●	Second, to the extent that any New Shares remain unsubscribed thereafter, to Eligible Persons who subscribe for Additional New Shares in an amount equal to the number of Additional New Shares for which they have applied in excess of the number of Rights they respectively hold.

The allocation of Additional New Shares to Eligible Persons who have subscribed for Additional New Shares will be allocated after allocations to Eligible Persons who have subscribed for a number of New Shares equal to or less than the number of Rights they hold on a pro rata basis, scaled back (if necessary) in accordance with the proportion that the number of Additional New Shares requested by the Eligible Person represents to the total number of Additional New Shares requested by all Eligible Persons who subscribed for Additional New Shares. Therefore, there is no guarantee that Eligible Persons applying for Additional New Shares will receive the number of Additional New Shares for which they applied. No Eligible Person will receive more New Shares than the number for which they subscribed for during the Subscription Period.

7.	Required Documents for Eligible Persons:

Eligible Persons shall submit the following documents, along with their subscription applications:

A.	For individuals who are UAE nationals, UAE residents, or nationals of any other country:
a)	a valid and updated Investor Number at ADX (“NIN”);
b)	the original and a photocopy of his/her Emirates ID or Passport; and
c)

the Eligible Person (or the representative of an Eligible Person) must be present physically at any of the participating branches of the Sole Receiving Bank listed in paragraph 12 below to sign the application.

In case the signatory is different from the Eligible Person (or the representative of the Eligible Person), the following must be submitted:
a)	a duly notarized power of attorney to act on behalf of the Eligible Person held by the signatory or a certified copy by a notary public or another duly regulated person or body in the UAE;
b)	an original and a copy of the passport/Emirates ID of the signatory for verification of signature; and
c)	a copy of the passport/Emirates ID of the Eligible Person for verification of signature; or

In case the signatory is a guardian of a minor, the following must be submitted:
a)	an original and a copy of the guardian’s passport/Emirates ID for verification of signature;
b)	an original and a copy of the minor’s passport; and
c)	if the guardian is appointed by the court, an original and a copy of the guardianship deed attested by the court and other competent authorities (e.g. notary public).

B.	For applications where the method of payment is:
●	Direct Debit: the account holder or authorised signatory should be physically present at any of the participating branches of the Sole Receiving Bank listed in paragraph 12 below to authorise the transaction.
●	Manager’s Cheque: the Eligible Person or the representative of the Eligible Person can provide the Manager’s Cheque at any of the participating branches of the Sole Receiving Bank listed in paragraph 12 below with no further documentation.
For more information about the required documents for Eligible Persons, please see the FAQs published on the Bank’s website.

C.	Corporate bodies including banks, financial institutions, investment funds, other companies and establishments (i.e. juridical persons):
●	UAE registered corporate bodies:
a)	eligible Persons should have an NIN;
b)	the original and a copy of a trade license or commercial registration for verification or a certified copy by a notary public or another duly regulated person or body in the UAE;
c)

the original and a copy of the document that authorizes the signatory to sign on behalf of the Eligible Person, to represent the Eligible Person, to submit the application and to accept the terms and conditions stipulated in this Invitation and in the subscription application form; and

d)	the original and a copy of the passport/Emirates ID of the signatory.
●	Foreign corporate bodies: the documents will differ according to the nature of the corporate body and its domicile. Accordingly, please consult with the Lead Manager and Bookrunner to obtain the list of required documents.

D.	For applications where the method of payment is:
●	Direct Debit: the authorised signatory on the account should be physically present at any of the branches of the Sole Receiving Bank listed in paragraph 12 below to authorise the transaction.
●	Manager’s Cheque: the representative of the corporate body can provide the Manager’s Cheque at any of the participating branches of the Sole Receiving Bank listed in paragraph 12 below with no further documentation.

For more information about the required documents for Eligible Persons, please see the FAQs published on the Bank’s website.

8.	Procedures of Subscription:

The subscription application must be submitted by Eligible Persons (or the representative of an Eligible Person) to any of the participating branches of the Sole Receiving Bank listed in paragraph 12 below and the Eligible Person’s bank account number must be provided, together with the amount to be used to purchase or subscribe for the New Shares and any Additional New Shares, which is to be paid in one of the following ways:

●	Manager’s Cheque drawn on a bank licensed and operating in the UAE, in favour of “Abu Dhabi Commercial Bank PJSC Rights Issue”;
●	Debiting the Eligible Person’s account with the Sole Receiving Bank;
●	FTS mode; or
●	Electronic subscriptions through adcb.com/rightsissue for customers of the Sole Receiving Bank.

Eligible Persons (or the representative of an Eligible Person) choosing the FTS mode will be required to provide their updated Investor Number at the ADX along with the value of New Shares and any Additional New Shares subscribed for, Broker Name and mobile number in the special instructions field.

Account holders with the Bank (in its capacity as the Sole Receiving Bank) can subscribe via the online portal on adcb.com/rightsissue. Accessing the online portal identified with a Customer ID and registered mobile number, or by UAE Pass, as is customary with electronic banking transactions, will be deemed sufficient for the purpose of identification and the documentation requirement will not be applicable to such Eligible Persons.

Important dates relevant to the methods of payment of the subscription amounts:

–	Subscription amounts paid by Manager’s Cheque must be submitted on or before 12 pm on 2 December 2025, being two (2) days before the end of the Subscription Period.
–	Subscription applications received through FTS must be made on or before 12pm on 3 December 2025, being one (1) day before the end of the Subscription Period.
–	Subscription amounts paid via the online portal must be paid on or before 2pm on 3 December 2025, being one (1) day before the end of the Subscription Period.
–

Subscription by debiting the Eligible Person’s account with the Sole Receiving Bank must be done on or before 2pm on 4 December 2025, being the last day of the Subscription Period, at any of the participating branches of the Sole Receiving Bank listed in paragraph 12 below.

9.	Contact Centre:

For any queries, please contact ADCB’s call centre at 600 50 2030.

10.	Important Dates:
●	Date of publication of the invitation to subscribe for New Shares by way of Rights Issue: 20 October 2025.
●	Eligibility Date for Rights (record date): 7 November 2025.
●	First day of trading the Rights on the ADX: 10 November 2025.
●	Last day of trading the Rights on the ADX: 24 November 2025.
●	Subscription Opening Date: 18 November 2025.
●	Subscription Closing Date: 4 December 2025.
●	Date of allocation: No later than 11 December 2025.
●	Refund date: On or around 18 December 2025.
●	Commencement of Dealings in the New Shares: On or around 26 December 2025

We would like to remind all Shareholders and investors that if the Rights holder does not sell his/her Rights before the close of the Rights Trading Period, he/she has the right to use such Rights to subscribe for the New Shares, and accordingly, the Rights holder will not be able to sell or assign such Rights after the end of the Rights Trading Period. After the end of the Rights Trading Period, the Rights holder will only have the right to use his/her Rights to subscribe for New Shares. Shareholders and investors will lose the value of their Rights if they do not sell them during the Rights Trading Period or use them to subscribe for New Shares during the Subscription Period.

We would also like to remind all Rights buyers that these Rights are not New Shares but rather a temporary financial instrument of a special nature derived from the original share and that if they do not use these Rights to subscribe for New Shares before the end of the Subscription Period, or sell the Rights before the end of the Rights Trading Period on the date specified in this Invitation, they will forfeit the full value of these Rights.

Important Note: The dates for the Rights Issue set out in this Invitation are expected dates and are subject to change, including if any date falls on an official holiday in the UAE. In such circumstances, details of the new dates will be notified to investors in two UAE daily Arabic language newspapers and on ADCB’s website adcb.com/rightsissue.

11.	Sole Receiving Bank:

Abu Dhabi Commercial Bank PJSC

ADCB Head office, Sheikh Zayed 1st Street - P.O. Box 939,

Abu Dhabi, United Arab Emirates.

Tel.: +971 600 50 2030

12.	Participating Branches of the Sole Receiving Bank:

ABU DHABI COMMERCIAL BANK PJSC

AREA	BRANCH	ADDRESS	TEL.
Abu Dhabi	Reem Mall	Reem Mall, Ground floor, Al Reem Island	600 50 2030
Abu Dhabi	Abu Dhabi Main	Intersection of Sheikh Zayed Bin Sultan Street - Zayed the first street	600 50 2030
Al Ain	Hazza Bin Zayed	Hamdan Bin Mohammad street	600 50 2030
Al Dhafra	Ruwais	Sheikh Zayed Road - Al Dhannah City - Central Market	600 50 2030
Al Dhafra	Zayed Town	Sheikha Salama Bint Butti Road - ADCB Building	600 50 2030
Dubai	Al Riggah	Al Rigga street - Near Al Rigga Metro station	600 50 2030
Dubai	Dubai Mall	Financial Centre Road	600 50 2030
Dubai	Business Bay	Business Bay Area - Intersection of Al Saada street and Khaleej Al Tejari 1st street - Bay Gate Tower	600 50 2030
Sharjah	Al Zahiya (Mall)	Sheikh Mohammed Bin Zayed Street - Al Zahia City Centre	600 50 2030
Northern Emirates	Ajman	Al Rashidiya Area - Al Ittihad Street	600 50 2030
Northern Emirates	RAK Branch (Mall)	Bin Daher Street - Al Naeem Mall	600 50 2030
Northern Emirates	Fujairah	Hamad Bin Abdulla Street - Near ADNOC Service Station	600 50 2030

Participants

Lead Manager and Bookrunner Abu Dhabi Commercial Bank PJSC ADCB Head office Sheikh Zayed 1st Street P.O. Box 939 Abu Dhabi, United Arab Emirates Tel.: +971 600 50 2030	Sole Receiving Bank Abu Dhabi Commercial Bank PJSC ADCB Head office Sheikh Zayed 1st Street P.O. Box 939 Abu Dhabi, United Arab Emirates Tel.: +971 600 50 2030

Legal Advisors

UAE Legal Advisor IBRAHIM. N. PARTNERS 11th Floor, Sky Tower, Shams Abu Dhabi, Al Reem Island E-mail: Info@inp.legal P.O. Box 26942 - Tel: +971 4 250 5099 Abu Dhabi, United Arab Emirates	International Legal Advise CLEARY GOTTLIEB STEEN & HAMILTON LLP Al Sila Tower, 27th floor Abu Dhabi Global Market Square Al Maryah Island, P.O. Box 29920 Abu Dhabi, United Arab Emirates

NOTICE TO ADCB SHAREHOLDERS IN THE UNITED STATES

The New Shares and the related Rights described herein have not been and are not intended to be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold into the United States of America except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. The Rights may not be transferred or sold by U.S. holders except in an “offshore transaction” pursuant to Regulation S under the Securities Act.

This Rights Issue is made for the securities of a foreign (i.e., non-U.S.) company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included or referenced in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the Bank is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue the foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.